

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Lance Turner
Chief Financial Officer
ProFrac Holding Corp.
333 Shops Boulevard, Suite 301
Willow Park, Texas 76087

> **Re: ProFrac Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 31, 2022**
> **File No. 333-261255**

Dear Mr. Turner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Form S-1

Overview, page 1

1. We note your disclosure that you believe a greater percentage of your conventional fleets prior to the FTSI Acquisition incorporated lower-emission Tier IV diesel engines relative to your peers, making them among the most emissions-friendly and capable in the industry, and note your disclosure that you believe that because of those fleets' capabilities and reliability, and your relentless focus on efficient and environmentally-sound energy service solutions, your customer base views you as an integral partner in their efforts to improve their environmental, social and governance ("ESG") profiles without sacrificing service quality. Please balance your disclosure throughout your prospectus, including the Summary, MD&A and Business sections, of the environmental attractiveness of your fleet with the information from your risk factor on page 51 entitled

"*Following the FTSI Acquisition, our fleet includes substantial legacy capacity ...*" that this legacy portion of your fleet may be unable to reduce your customers' relative emissions footprint or satisfy the ESG objectives of your customers, unlike your Pre-Acquisition Fleet.

2.   We note your disclosure regarding certain metrics of your "Pre-acquisition Fleets," such as that approximately 90% of your fleets not acquired in the FTSI Acquisition ("Pre-Acquisition Fleets") are less than six years old, with 60% having Tier IV engines and 49% having dual fuel capabilities as of March 23, 2022. When providing these and similar "Pre-Acquisition Fleet" metrics throughout your prospectus, please revise to also provide metrics on your total fleets as of March 23, 2022 or the most recent practicable date.

Summary
Preliminary Estimate of Selected First Quarter 2022 Financial Results, page 16

3.   Expand your disclosures to provide a more complete understanding of the preliminary financial measures in line with your discussion of overall trends and outlook within Management's Discussion and Analysis. Explain why the preliminary financial measures are consistent or inconsistent with these trends as well as your historical results to provide further context to these financial measures with overall preliminary financial results.

4.   We note your expected disclosure of estimated pro forma preliminary measures, which give effect to the FTSI Acquisition as though it occurred on January 1, 2022. Tell us how your disclosure of pro forma preliminary measures is consistent with the preparation requirements of Article 11-02 of Regulation S-X and how you considered Article 11-02(1)(12)(ii).

Summary
Flotek Investment, page 19

5.   We note your disclosure that your equity investment in Flotek on a fully diluted basis after the consummation of the transactions with Flotek will be between 40% and 50%, and you will be permitted to designate two additional directors. Please revise to clarify that this assumes approval by Flotek's shareholders. We also note your disclosure that the Flotek Supply Agreement Amendment includes a minimum annual volume commitment whereby you will be obligated to pay Flotek liquidated damages equal to 25% of the shortfall for such year, should you fail to meet the minimum purchase amount. Please revise to disclose such minimum annual volume commitment, or provide your analysis as to why you do not believe that such information is material.

Summary Historical and Pro Forma Financial Data
Non-GAAP Financial Measures, page 32

6.   Please disclose the respective comparable ratio for Adjusted EBITDA per fleet calculated using GAAP amounts. Additionally, disclose why Adjusted EBITDA per fleet provides

useful information to investors. Refer to Items 10(e)1(i)(B) and (C) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

<u>Risk Factors, page 36</u>

7.   We note your disclosure on page 39 regarding the conflict in Ukraine, and note your disclosure that your operations "would be particularly vulnerable to potential interruptions in the supply of certain critical materials and metals, which are used in [y]our manufacturing processes." Please reconcile such statement with your disclosure on page 83 that your supply chain is either vertically integrated or predominantly U.S. based, insulating you from global disruptions and price increases and allowing you to continue to maintain attractive margins. In addition, please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have:

• had to suspend the production, purchase, sale or maintenance of certain items;
• experienced higher costs due to constrained capacity or increased commodity prices;
• experienced surges or declines in demand for which you are unable to adequately adjust your supply; or
• been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

<u>Use of Proceeds, page 70</u>

8.   We note your disclosure that to the extent this offering generates net proceeds in excess of $200 million, 50% of such excess net proceeds will be used by ProFrac II LLC to offer to repay outstanding borrowings under the New Term Loan Credit Facility, and 50% of such excess net proceeds can be used by ProFrac LLC for any other purpose not prohibited by the New Term Loan Credit Facility, including without limitation, to repay other indebtedness of ProFrac LLC and its subsidiaries, including indebtedness under the Equify Bridge Note and the Closing Date Note, and/or to make investments permitted under the New Term Loan Credit Agreement ("Permitted Investments"). We also note your disclosure regarding the use of proceeds for Permitted Investments in the event that lenders under the New Term Loan Facility decline an offer of repayment. Please revise to clarify your intended use of proceeds in the event that the offering raises more than $200 million. If you intend to use proceeds to repay indebtedness under the Equify Bridge Note and the Closing Date Note, please disclose the interest rate and maturity of the Equify Note and Closing Date Note and describe the use of the proceeds of such indebtedness. In addition, please describe the "Permitted Investments" referenced in this section. See Item 504 of Regulation S-K.

Business
Properties
Our mining and processing facilities, page 121

9. We note the description of your mining properties located in Winkler County in this section. Please revise your filing to include all summary disclosures as required for your Winkler County and West Munger properties. See Item 1303(b) of Regulation S-K.

Our Reserves, page 121

10. Your filing appears to use definitions and requirements of Industry Guide 7 in this section and elsewhere in your filing. Please note Industry Guide 7 is obsolete for those filings incorporating a 2021 calendar year end and was replaced by Subpart 1300 of Regulation S-K. Please make the appropriate changes in your filing and revise all your references to Industry Guide 7, as necessary.

11. We note your summary disclosure of reserves in this section. Please revise your filing and provide the resource disclosures as required by Item 1303(b)(3) of Regulation S-K along with the estimated commodity prices used to determine your resources/reserves and the process recoveries.

12. It does not appear that you have provided the individual property disclosure for your mining properties. Please revise your filing and include disclosures for each material property as required by Items 1304(b), (d), and (e) of Regulation S-K.

Certain relationships and related party transactions, page 148

13. We note your disclosure that in connection with the consummation of this offering, you expect to enter into a stockholders' agreement with the Wilks that will address the right to designate nominees for election to your board following this offering. Please revise to disclose all material terms of the stockholders' agreement. Similarly, please disclose all material terms of the registration rights agreement with certain of the ProFrac LLC Unit Holders that you reference on page 153.

Notes to Consolidated and Combined Financial Statements
Note 11. Subsequent Events, page F-26

14. We note that you engaged a third party to assist with valuation services. To the extent you relied upon a third-party expert, disclose the name of the specialist and include a consent or clarify your reference to this third-party valuation. For additional guidance, refer to Question 233.02 of the Compliance and Disclosure Interpretations on Securities Act Rules.

15. Revise to include the disclosures required by ASC 805-10-50-4, ASC 805-20-50-3, and ASC 805- 30-50-3, as appropriate, for the acquisition of FTS International, Inc.

Notes to Unaudited Pro Forma Financial Statements
Note 2. Refinancing and FTSI Acquisition Transactions Pro Forma Adjustments and Assumptions, page F-38

16. Revise your pro forma disclosures to breakout the amounts shown in your summary of pro forma balance sheet adjustments. To the extent an adjustment in the subnotes to Note 2 effects more than one financial statement line item, it may be helpful to breakout and label the specific amounts for each adjustment disclosed in each subnote within the adjustment columns on page F-38. Alternatively, expand the columns in the pro forma financial statements to separate the pro forma adjustments by type of transaction.

17. On a similar matter, we note that you have more than one adjustment labeled (a), (b), (c) and (d) in this footnote. To make the reconciliations and related disclosures more clear, revise to have adjustments identified by a unique identifier.

18. Expand your disclosures to explain why you have presented the chart at the bottom of page F-42 separately from the table on page F-43. In this regard, it is unclear why the adjustment to interest expense in note (h) is presented in the chart on page F-42.

19. In subnote (c) to note (d) discussed on page F-42, we note that THRC Holdings, LLC will retain its equity interest in FTS International in the amount of $72.9 million. Please revise or tell us why this has not been reflected as a non-controlling interest in the pro forma balance sheet.

20. In note (f) on page F-42, we note a pro forma adjustment for loss on debt extinguishment of $9 million. Please reconcile this amount with the discussion of the $4.3 million loss on the extinguishment of the term loan of ProFrac LLC disclosed in note (b) on page F-39.

FTS International, Inc. Audited Consolidated Financial Statements, page F-49

21. We note the audit opinion for FTS International, Inc. covers only the financial statements as of and for the year ended December 31, 2021. Please obtain an audit report that includes an audit opinion covering the financial statements as of December 31, 2020 and for the periods from January 1, 2020 through November 19, 2020 and from November 20, 2020 through December 31, 2020 and as of and for the year ended December 31, 2019, or tell us why you believe such periods are not required to be audited. If helpful, in your response, you may provide us with your significance test calculations. Refer to Rules 1-02(w)(1) and 3-05(b)(2) of Regulation S-X.

Signatures, page II-6

22. We note that Ladd Wilks, your chief executive officer, has not signed your registration statement. Please provide a signature by Mr. Wilks, or provide your analysis as to why such signature is not required by Form S-1.

Exhibits

23.   We note that your Exhibit 10.8 Term Loan Credit Agreement contains references to exhibits and schedules which are not filed. Please file Schedule 7.17 Use of Proceeds and Schedule 8.11 Permitted Investments, or tell us why you do not believe they are required to be filed. Refer to Item 601(a)(5) of Regulation S-K.

24.   Please file the employment agreement with Mr. Randle, and those that you expect to enter into with each of Messrs. Ladd Wilks and Matthew Wilks in connection with this offering, as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. In addition, please file the Wilks development lease agreement described on page 154, or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael S. Telle